THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

May 12, 2009

Ms.  Celeste M. Murphy, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	KOKO, Ltd.
Form S-1 Registration Statement
File No. 333-157878

Dear Ms. Murphy:

In response to your letter of comments dated May 12, 2009, please be advised as follows:

1.  Koko is not a blank check corporation.   Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

KOKO has a specific plan and purpose.  Its business purpose is to engage in the manufacturing, marketing and sale of the steak time.  Its specific plan is the same.   In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed....  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”   If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies.  KOKO, unlike other start-up companies, has adequate funds to begin operations and has a specific plan of operation and a specific purpose.

Further, KOKO has not indicated in any manner whatsoever, that is plans to merge with an unidentified company or companies.  Its plan, again, is to engage in the business of manufacturing, marketing and selling a steak timer.

Finally, it appears from Release 6932 that Rule 419 applies to the issuer (KOKO Ltd.) and not to affiliates or non-affiliates (selling shareholders) of the issuer.

As a matter of law, KOKO not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

Ms. Celeste M. Murphy, Esq.
Assistant Director
Securities and Exchange Commission
RE:	KOKO, Ltd.
Form S-1 Registration Statement
File No. 333-157878
May 12, 2009
Page 2

Your bullet points are irrelevant and immaterial to the blank check issue.

2.  See Telephone Interpretations - Rule 415 - Number 29.  KOKO received the proceeds of the private placement; the shareholders paid for their shares more than 6 months ago; the shareholders were friends and relatives of Messrs. Ruff and Littler; the shares were acquired pursuant to the exemption from registration contained in Rule 506 of the Securities Act of 1933, as amended; the amount of shares involved constituted 12.84% of the total outstanding shares of KOKO; none of the shareholders are in the business of underwriting securities.  Based upon all of the circumstances, the selling shareholders are not acting as conduits for KOKO.

3.  See SEC Release No. 33-8869, II.F.6, note 172 wherein it states, “...Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ ... in the definition of a reporting or non-reporting shell company....”  KOKO is a startup company and according, not a shell company by the Commission’s own regulation.

4.  KOKO was not requested to provide such representations.  See page 3 of said letter wherein Larry Spirgel states, “...in the event the company requests acceleration....”  KOKO has not requested acceleration as of the date of this letter.  When it does request acceleration, the representations will be made as requested.  We believe your current request for such representations is premature at this time, unwarranted, and not supported by existing regulations.

Business, page 14

5.  The information you requested has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: KOKO, Ltd.